UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

6.00% Convertible Unsecured Subordinated Debentures due January 2026

and 6.25% Convertible Unsecured Subordinated Debentures due December 31, 2026

(Title of Class of Securities)

25490HAA4

(CUSIP Number of Class of Securities)

Fareeha Khan

Chief Financial Officer

7303 30th Street S.E.

Calgary, Alberta, Canada T2C 1N6

(403) 723-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert L. Kimball

Lucy Liu

Vinson & Elkins LLP

2001 Ross Avenue #3900

Dallas, TX 75201

(214) 220-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by DIRTT Environmental Solutions Ltd., a corporation organized under the laws of Alberta, Canada (the “Company”), to purchase up to C$6,000,000 aggregate principal amount of the Company’s outstanding 6.00% Convertible Unsecured Subordinated Debentures due January 2026 (the “January Debentures”) and up to C$9,000,000 aggregate principal amount of the Company’s outstanding 6.25% Convertible Unsecured Subordinated Debentures due December 2026 (the “December Debentures” and, together with the January Debentures, the “Debentures”) for cash, at the purchase price of C$720 per C$1,000 principal amount of January Debentures and the purchase price of C$600 per C$1,000 principal amount of December Debentures, plus accrued and unpaid interest up to, but excluding, the date on which they are taken up by the Company pursuant to the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Issuer Bid Circular, each dated February 15, 2024 (as they may be amended and supplemented from time to time, the “Offer and Circular”), and the related Letter of Transmittal (as it may be amended and supplemented from time to time, the “Letter of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.

The Offer will commence on February 15, 2024 and expire at 5:00 p.m. (Toronto time) on March 22, 2024, unless extended, varied or withdrawn by the Company.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”). All of the information set forth in the Offer and Circular is incorporated herein in response to Items 1 through 13 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer and Circular.

Item 1.	Summary Term Sheet

The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Offer to Purchase – Summary”

Item 2.	Subject Company Information

(a) The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular – DIRTT Environmental Solutions Ltd.”

(b) The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Offer to Purchase — The Offer”

“Issuer Bid Circular — Authorized Capital”

(c) The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Offer to Purchase – Summary”

“Issuer Bid Circular — Authorized Capital”

“Issuer Bid Circular — Price Range of Debentures”

Item 3.	Identity and Background of Filing Person

(a) This is an issuer tender offer wherein the Company is the filing person and the subject company. The information set forth in Item 2(a) above is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Benjamin Urban	Chief Executive Officer and Director
Richard Hunter	Chief Operating Officer
Fareeha Khan	Chief Financial Officer
Ken Sanders	Chair of the Board
Douglas Edwards	Director
Aron English	Director
Shaun Noll	Director
Scott Robinson	Director
Scott Ryan	Director

The business address and telephone number for all of the above directors and executive officers is: 7303 30 Street SE, Calgary, Alberta, T2C 1N6, Canada, (403) 723-5000.

Item 4.	Terms of the Transaction

(a) The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Offer to Purchase – Summary”

“Offer to Purchase — The Offer”

“Offer to Purchase — Manner and Time of Acceptance”

“Offer to Purchase — Procedure for Depositing Debentures”

“Offer to Purchase — Withdrawal Rights”

“Offer to Purchase — Conditions of the Offer”

“Offer to Purchase — Extension and Variation of the Offer”

“Offer to Purchase — Taking Up and Payment for Deposited Debentures”

“Offer to Purchase — Treatment of Debentures Not Deposited Under the Offer”

“Offer to Purchase — Other Terms and Considerations”

“Issuer Bid Circular — Acceptance for Payment and Payment for the Debentures”

“Issuer Bid Circular — United States Federal Income Tax Considerations”

(b) The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Offer to Purchase – Summary”

“Issuer Bid Circular — Interest of Directors and Officers and Transactions and Arrangements Concerning Debentures”

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(e) The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Offer to Purchase – Summary”

“Issuer Bid Circular — Interest of Directors and Officers and Transactions and Arrangements Concerning Debentures”

The Company has entered into the following plans and agreements in connection with the Debentures:

Base Indenture, dated January 25, 2021, by and among DIRTT Environmental Solutions Ltd., Computershare Trust Company of Canada and Computershare Trust Company, National Association as Trustees, filed as Exhibit (d)(1) to this Schedule TO.

Supplemental Indenture, dated January 25, 2021, by and among the Company, Computershare Trust Company of Canada and Computershare Trust Company, National Association as Trustees, filed as Exhibit (d)(2) to this Schedule TO.

Second Supplemental Indenture, dated December 1, 2021, by and among DIRTT Environmental Solutions Ltd., Computershare Trust Company of Canada and Computershare Trust Company, National Association as Trustees, filed as Exhibit (d)(3) to this Schedule TO.

The Company has entered into the following plans and agreements with respect to its other securities:

The Company also maintains certain plans and agreements with respect to its equity securities. These plans and agreements are included as exhibits to this Schedule TO. For a description of the material terms of these plans and agreements, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission (“SEC”) on February 22, 2023, the Company’s Proxy Statement for its 2023 Annual Meeting of Shareholders filed with the SEC on April 14, 2023 and Exhibits (d)(4) through (d)(8) hereto.

Except for such agreements, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Debentures or the shares of common stock underlying the Debentures).

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Issuer Bid Circular — Background to the Offer”

“Issuer Bid Circular — Purpose and Effect of the Offer”

(b) The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Offer to Purchase — Other Terms and Considerations”

(c) The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular — Purpose and Effect of the Offer”

Item 7.	Source and Amount of Funds or Other Consideration

(a) The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Offer to Purchase – Summary”

“Offer to Purchase — The Offer”

“Issuer Bid Circular — Background to the Offer”

“Issuer Bid Circular — Source of Funds”

(b) The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Offer to Purchase — Conditions of the Offer”

“Issuer Bid Circular — Background to the Offer”

“Issuer Bid Circular — Source of Funds”

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular — Interest of Directors and Officers and Transactions and Arrangements Concerning Debentures”

(b) Securities Transactions. To the knowledge of the Company after making reasonable inquiry, none of the persons referenced in this item have engaged in any transactions in the Debentures during the 60 days preceding the date of this Schedule TO.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a) The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Issuer Bid Circular — Valuation of the Debentures”

“Issuer Bid Circular — Depositary”

“Issuer Bid Circular — Fees and Expenses”

Item 10.	Financial Statements

(a) The financial information set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 22, 2023, and Item 1 of each of the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, filed with the SEC on May 9, 2023, August 2, 2023, and November 9, 2023, respectively, are incorporated herein by reference and are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Not applicable.

Item 11.	Additional Information

(a) The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular — Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer and Circular and the related Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits

The Exhibit Index attached hereto is incorporated by reference herein.

Item 13.	Information Required by Schedule 13E–3

Not applicable.

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase and Issuer Bid Circular, dated February 15, 2024.

(a)(1)(ii)*	Form of Letter of Transmittal, dated February 15, 2024.

(a)(1)(iii)*	Notice of Guaranteed Delivery, dated February 15, 2024.

(a)(5)(i)*	Press Release, dated February 15, 2024.

(b)	Not applicable.

(d)(1)	Base Indenture, dated January 25, 2021, by and among DIRTT Environmental Solutions Ltd., Computershare Trust Company of Canada and Computershare Trust Company, National Association as Trustees (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, File No. 001-39061, filed on January 29, 2021).

(d)(2)	Supplemental Indenture, dated January 25, 2021, by and among DIRTT Environmental Solutions Ltd., Computershare Trust Company of Canada and Computershare Trust Company, National Association as Trustees (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, File No. 001-39061, filed on January 29, 2021).

(d)(3)	Second Supplemental Indenture, dated December 1, 2021, by and among DIRTT Environmental Solutions Ltd., Computershare Trust Company of Canada and Computershare Trust Company, National Association as Trustees (incorporated by reference to exhibit 4.1 to the Registrant’s Current Report on Form 8-K, File No. 001-39061, filed on December 1, 2021).

(d)(4)	Amended and Restated Incentive Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form 10, File No. 001-39061, filed on September 20, 2019).

(d)(5)	DIRTT Environmental Solutions Ltd. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, File No. 001-39061, filed on May 22, 2020).

(d)(6)	DIRTT Environmental Solutions Ltd. 2022 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q File No. 001-39061, filed on May 4, 2022).

(d)(7)	Deferred Share Unit Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form 10, File No. 001-39061, filed on September 20, 2019).

(d)(8)	DIRTT Environmental Solutions Ltd. Amended and Restated Employee Share Purchase Plan (incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8, File No. 333-234143, filed on October 9, 2019).

(g)	Not applicable.

(h)	Not applicable.

(107)*	Filing Fee Table.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

By:	/s/ Fareeha Khan
Name:	Fareeha Khan
Title:	Chief Financial Officer

Date: February 15, 2024